EXHIBIT 99.1

IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2015

TOKYO, Nov. 7, 2014 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the first six months of the fiscal year ending March 31, 2015 (from April 1, 2014 to September 30, 2014, "1H FY2014", "1H14"). 1

Highlights of Financial Results for 1H14

Revenues	JPY57,172 million	(up 5.1% YoY)
Operating Income	JPY2,416 million	(down 19.7% YoY)
Net Income attributable to IIJ	JPY1,444 million	(down 34.5% YoY)

Highlights of Financial Results for 2Q14

Revenues	JPY29,620 million	(up 6.0% YoY)
Operating Income	JPY1,648 million	(down 3.2% YoY)
Net Income attributable to IIJ	JPY953 million	(down 23.8% YoY)

Overview of 1H14 Financial Results and Business Outlook

"We expect Japanese corporations' increasing demands for outsourcing network and IT systems to continue over the next few years along with further adoption of cloud services and recovery of IT investment appetite. Seeing a great business opportunity in front of us, we've been aggressively making business investments by increasing human resources, enhancing service and solution developments related to mobile, M2M, 2 cloud, and BigData in particular and expanding overseas business. While we're bearing operating cost increase or even deficit in overseas business in this 1st half, we acquired several large-scale projects such as constructing cloud-based security control systems for a Japanese commercial bank, supporting Panasonic's entry to MVNO3 business,4 and exporting our container data center modules. We anticipate projects should become even larger in later half or next few years and contribute to our middle-to-long term business growth," said Koichi Suzuki, Founder and CEO of IIJ.

"We've been investing and developing infrastructure and services related to our network, mobile, and cloud over the years. We're starting to see a growing number of integration projects requiring cloud, network services, MVNO infrastructure, and system integration all at once. We're certain that our expertise in operating large network and our network element itself are significant differentiation factors from System Integrators. Panasonic's entry to MVNO business is a great example in which we offer our MVNO infrastructure as MVNE,5 construct peripheral systems including billing, and provide security-related services. We believe we're best positioned in meeting these growing demands," followed Eijiro Katsu, COO and President of IIJ.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. The figures are unaudited, and consolidated.

2 M2M: Machine to Machine

3 MVNO: Mobile Virtual Network Operator.

4 IIJ supports Panasonic Corporation's entry to MVNO business, as announced on October 15. For more information, please see http://www.iij.ad.jp/en/news/pressrelease/2014/1015.html

5 MVNE: Mobile Virtual Network Enabler

"Business progress with our MVNO in this 1st half is quite fine as we continued to accumulate consumer subscription from our LTE SIM card offerings and acquired large MVNE projects for enterprises. The subscription is increasing at an accelerated pace currently with the launch of SIM-free iPhone6 and our price strategy6. Increasing interest for M2M systems is also a tailwind for us as we already have related service lineups and are operating several projects. We anticipate our corporate MVNO business to largely expand for the middle-to-long term as MVNE and M2M needs are growing," continued Katsu.

"With regards to our 1st half financial results, revenues increased while operating profit decreased from 1H13 mainly because of our one-time headquarter relocation costs and expenses (approx. JPY0.5 billion) and our aggressive business enhancement for service and solution developments, which is reflected as an increase in personnel and other related costs. Also, the results were slightly behind our target as the costs increased from the beginning of this fiscal year while revenue grew gradually and the accumulation of large-scale projects which tend to take longer, had some impact on our monthly recurring revenue accumulation. Therefore, we adjusted our full year financial target downward. We remain confident about our future growth and shall continuously invest in our business strategically to seize further business opportunities," concluded Suzuki.

1H14 Financial Results Summary

Operating Results Summary
	1H13	1H14	YoY % Change
	JPY millions	JPY millions
Total Revenues	54,397	57,172	5.1
Network Services	33,611	33,695	0.3
Systems Integration (SI)	18,673	20,869	11.8
Equipment Sales	755	845	11.8
ATM Operation Business	1,358	1,763	29.8
Total Costs	43,967	46,267	5.2
Network Services	26,465	26,369	(0.4)
Systems Integration (SI)	15,765	17,940	13.8
Equipment Sales	681	738	8.4
ATM Operation Business	1,056	1,220	15.6
SG&A Expenses and R&D	7,421	8,489	14.4
Operating Income	3,009	2,416	(19.7)
Income before Income Tax Expense	3,348	2,491	(25.6)
Net income attributable to IIJ	2,205	1,444	(34.5)

Segment Results Summary
	1H13	1H14
	JPY millions	JPY millions
Total Revenues	54,397	57,172
Network services and SI business	53,296	55,607
ATM operation business	1,358	1,763
Elimination	257	198
Operating Income	3,009	2,416
Network service and SI business	2,829	2,021
ATM operation business	241	460
Elimination	61	65

We have omitted segment analysis because most of our revenues are dominated by Network services and Systems Integration (SI) business.

6 From October 1, IIJ offers its LTE SIM card offerings for consumers with a new price list in which we increased the bundled data volume while keeping the same monthly charge

1H14 Results of Operation

Revenues

Total revenues were JPY57,172 million, up 5.1% YoY.

Network Services revenue was JPY33,695 million, up 0.3% YoY.

Revenues for Internet connectivity services for enterprise were JPY8,208 million, down 1.8% YoY from JPY8,358 million for 1H13, mainly due to a decrease in IP services revenues, while mobile service revenues increased.

Revenues for Internet connectivity services for consumer were JPY3,510 million, up 22.9% YoY from JPY2,856 million for 1H13, mainly due to revenue growth of LTE SIM card offerings.

WAN services revenues were JPY11,956 million, down 5.2% YoY compared to 12,619 million for 1H13.

Outsourcing services revenues were JPY10,021 million, up 2.5% YoY from JPY9,778 million for 1H13, mainly by the increase in revenues of "IIJ GIO Hosting Package Services".

Network Services[7] Revenues Breakdown
	1H13	1H14	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	8,358	8,208	(1.8)
IP Service[8]	5,268	4,984	(5.4)
IIJ FiberAccess/F and IIJ DSL/F	1,575	1,588	0.8
IIJ Mobile Service (Enterprise)	1,401	1,523	8.7
Others	114	113	(0.5)
Internet Connectivity Service (Consumer)	2,856	3,510	22.9
Under IIJ Brand	980	1,741	77.6
hi-ho	1,532	1,422	(7.2)
OEM	344	347	1.0
WAN Services	12,619	11,956	(5.2)
Outsourcing Services	9,778	10,021	2.5
Total Network Services	33,611	33,695	0.3

Number of Contracts for Connectivity Services
	as of Sep 30, 2013	as of Sep 30, 2014	YoY Change
Internet Connectivity Services (Enterprise)	123,334	156,678	33,344
IP Service (-99Mbps)	879	806	(73)
IP Service (100Mbps-999Mbps)	428	487	59
IP Service (1Gbps--)	255	284	29
IIJ Data Center Connectivity Service	299	288	(11)
IIJ FiberAccess/F and IIJ DSL/F	52,374	58,845	6,471
IIJ Mobile Service (Enterprise)	67,789	94,647	26,858
Others	1,310	1,321	11
Internet Connectivity Services (Consumer)	552,993	679,990	126,997
Under IIJ Brand	123,920	201,627	77,707
hi-ho	155,045	153,451	(1,594)
OEM	274,028	324,912	50,884
Total Contracted Bandwidth	1,454.8Gbps	1,633.0Gbps	178.2Gbps

7 We have renamed Internet Connectivity Service (for Corporate Use) and Internet Connectivity Service (for home use) to Internet Connectivity Service (Enterprise) and Internet Connectivity Service (Consumer), respectively in June 2014.

8 IP Service revenues include revenues from the Data Center Connectivity Service.

SI revenues were JPY20,869 million, up 11.8% YoY.

Systems construction revenue, a one-time revenue, was JPY7,869 million, up 10.0% YoY, mainly due to increase in the scale of systems construction projects. Systems operation and maintenance revenue, a recurring revenue, was JPY13,000 million, up 12.8% YoY. "IIJ GIO Component Services" revenues increased and the systems construction projects that completed and were shifted to operation and maintenance phase contributed to revenue increase of systems operation and maintenance.

Orders received for SI and equipment sales for 1H14 totaled JPY24,443 million, down 3.0% YoY; orders received for systems construction and equipment sales were JPY9,917 million, down 5.2% YoY and orders received for systems operation and maintenance were JPY14,526 million, down 1.4% YoY.

Order backlog for SI and equipment sales as of September 30, 2014 amounted to JPY27,038 million, up 4.6% YoY; order backlog for systems construction and equipment sales was JPY6,306 million, up 0.7% YoY and order backlog for systems operation and maintenance was JPY20,732 million, up 5.8% YoY.

Equipment sales revenues were JPY845 million, up 11.8% YoY.

ATM Operation Business revenues were JPY1,763 million, up 29.8% YoY. The increase was in accordance with the continuous increase in the numbers of operating ATMs. As of November 7, 2014, 950 ATMs are in operation (698 ATMs as of November 8, 2013).

Cost and expense

Total cost of revenues was JPY46,267 million, up 5.2% YoY.

Cost of Network Services revenue was JPY26,369 million, almost flat compared to 1H13. Gross margin was JPY7,327 million, up 2.5% YoY and gross margin ratio was 21.7%.

Cost of SI revenues was JPY17,940 million, up 13.8% YoY. The increase was mainly due to the increase in outsourcing-related costs, personnel-related costs and purchasing costs. Gross margin was JPY2,929 million, up 0.7% YoY and gross margin ratio was 14.0%.

Cost of Equipment Sales revenues was JPY738 million, up 8.4% YoY. Gross margin was JPY106 million, up 43.1% YoY and gross margin ratio was 12.6%.

Cost of ATM Operation Business revenues was JPY1,220 million, up 15.6% YoY in accordance with the number of newly placed ATMs. Gross margin was JPY543 million, up 79.7% YoY and gross margin ratio was 30.8%.

SG&A and R&D Expenses

SG&A and R&D expenses in total were JPY8,489 million, up 14.4% YoY (JPY7,421 million in 1H13).

Sales and marketing expenses were JPY4,563 million, up 9.6% YoY. The increase was mainly due to the increase in personnel-related expenses.

General and administrative expenses were JPY3,674 million, up 21.0% YoY. The increase was mainly due to the expenses related to the relocation of headquarter in 1H14.

Research and development expenses were JPY252 million, up 13.5% YoY.

Operating income

Operating income was JPY2,416 million, down 19.7% YoY (JPY3,009 million for 1H13).

Other income (expenses)

Other income (expenses) was an income of JPY75 million (an income of JPY339 million for 1H13), as a result of miscellaneous non-operating income of JPY159 million, such as gain on other investments, dividend income of JPY48 million and interest expenses of JPY123 million.

Income before income tax expense

Income before income tax expense was JPY2,491 million, down 25.6% YoY. (JPY3,348 million for 1H13)

Net Income

Income tax expense was JPY1,074 million (JPY1,243 million for 1H13).

Equity in net income of equity method investees was JPY69 million (JPY127 million for 1H13) mainly due to net income of Internet Multifeed Co.and Internet Revolution, Inc.

As a result of the above, net income was JPY1,486 million, down 33.4% YoY (JPY2,232 million for 1H13).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY42 million mainly related to net income of Trust Networks Inc. (JPY27 million for 1H13).

Net income attributable to IIJ was JPY1,444 million, down 34.5% YoY (JPY2,205 million for 1H13).

1H14 Financial Condition

Balance Sheets

As of September 30, 2014, the balance of total assets was JPY103,222 million, decreased by JPY645 million from the balance as of March 31, 2014 of JPY103,867 million.

As for current assets as of September 30, 2014, as compared to the respective balances as of March 31, 2014, cash and cash equivalents decreased by JPY3,372 million, mainly related to payments of guarantee deposits for our headquarter and repayment of bank borrowings, prepaid expense increased by JPY715 million and inventories increased by JPY393 million. As for noncurrent assets, as compared to the respective balance as of March 31, 2014, guarantee deposits increased by JPY1,511 million along with our headquarter relocation, other investments decreased by JPY1,196 mainly due to the decrease in unrealized holding gain on securities and property and equipment increased by JPY1,113 million. As for current liabilities, as compared to the respective balances as of March 31, 2014, current portion of long-term borrowings decreased by JPY980 million, accounts payable decreased by JPY824 million and current portion of deferred income increased by JPY515 million related to long-term systems maintenance projects.

As for the balances of capital lease obligations, as compared to the respective balances as of March 31, 2014, capital lease obligations-current portion decreased by JPY72 million to JPY3,681 million and capital lease obligations-noncurrent decreased by JPY227 million to JPY4,376 million.

As of September 30, 2014, the balance of other investments was JPY5,160 million. The breakdown of other investments were JPY2,644 million in nonmarketable equity securities, JPY2,437 million in available-for-sale securities and JPY78 million in other.

As of September 30, 2014, the breakdown of major non-amortized intangible assets were JPY5,970 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY4,003 million.

Total IIJ shareholders' equity as of September 30, 2014 increased by JPY61 million to JPY59,973 million. While net income attributable to IIJ were JPY1,444 million, there were payments for FY2013 year-end dividends of JPY505 million and decrease in accumulated other comprehensive income by JPY906 million mainly as a result of the decrease in unrealized gain in other investments. IIJ shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of September 30, 2014 was 58.1%.

Cash Flows

Cash and cash equivalents as of September 30, 2014 were JPY19,049 million compared to JPY25,782 million as of September 30, 2013.

Net cash provided by operating activities for 1H14 was JPY5,345 million compared to net cash provided by operating activities of JPY3,696 million for 1H13. The increase was mainly due to the increase in advance receipt mainly related to long-term systems maintenance projects and the increase in operating liabilities, while net income decreased from 1H13.

Net cash used in investing activities for 1H14 was JPY5,154 million compared to net cash used in investing activities of JPY4,202 million for 1H13 mainly due to payments for purchase of property and equipment of JPY4,010 million (JPY2,784 million for 1H13) and payments of guarantee deposits of JPY1,608 million (JPY662 million for 1H13).

Net cash used in financing activities for 1H14 was JPY3,568 million compared to net cash provided by financing activities of JPY13,883 million for 1H13, mainly due to principal payments under capital leases of JPY2,083 million (JPY1,972 million for 1H13), repayments of bank borrowings of JPY980 million and FY2013 year-end dividends payments of JPY505 million (JPY405 million for 1H13).

Prospects for the Fiscal Year Ending March 31, 2015

1H14 financial results were slightly behind our target. 1H14 operating income was weaker than 1H13 mainly due to a recognition of a one-time cost and expense regarding our headquarter relocation and an increase in personnel-related costs from the beginning of this fiscal year. While operating costs and expenses have been increasing along with our enhanced business investments, we have been acquiring more large-scale and complex projects. As large-scale projects in general tend to take longer to be recognized as revenues, the accumulation of network service revenues was not as strong as expected in 1H14.

Although our financial results tend to be large in second half, especially in fourth quarter, due to seasonal factors, we revised down our consolidated financial target for the fiscal year ending March 31, 2014 announced on May 15, 2014 considering the gap between our 1H14 target and 1H14 results, Revised target is as follows:

Revision for the Consolidated Financial Target for FY2014

	Total Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ
	JPY millions	JPY millions	JPY millions	JPY millions
Previous Target	123,000	7,200	7,000	4,500
Revised Target	122,000	6,500	6,500	4,000

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1H13	1H14
	JPY millions	JPY millions
Adjusted EBITDA	7,247	7,100
Depreciation and Amortization [9]	(4,238)	(4,684)
Operating Income	3,009	2,416
Other Income (Expense)	339	75
Income Tax Expense	1,243	1,074
Equity in Net Income of Equity Method Investees	127	69
Net income	2,232	1,486
Net loss (income) attributable to noncontrolling interests	(27)	(42)
Net Income attributable to IIJ	2,205	1,444

CAPEX
	1H13	1H14
	JPY millions	JPY millions
CAPEX, including capital leases	4,647	5,800
Acquisition of Assets by Entering into Capital Leases	1,863	1,790
Purchase of Property and Equipment	2,784	4,010

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on November 7, 2014.

9 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2014 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2014 and September 30, 2014)

	As of March 31, 2014	As of September 30, 2014
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	22,421,100	19,048,710
Accounts receivable, net of allowance for doubtful accounts of JPY 53,871 thousand and JPY 54,190 thousand at March 31, 2014 and September 30, 2014, respectively	19,214,248	19,438,594
Inventories	1,670,258	2,062,920
Prepaid expenses	3,128,290	3,843,718
Deferred tax assets—current	1,392,971	1,385,455
Guarantee deposits—current	1,462,223	1,523,909
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand at March 31, 2014 and September 30, 2014, respectively	2,411,376	2,478,729
Total current assets	51,700,466	49,782,035
INVESTMENTS IN EQUITY METHOD INVESTEES	2,085,689	2,172,582
OTHER INVESTMENTS	6,355,817	5,159,628
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 34,725,611 thousand and JPY 37,027,377 thousand at March 31, 2014 and September 30, 2014, respectively	26,971,485	28,084,978
GOODWILL	5,969,951	5,969,951
OTHER INTANGIBLE ASSETS—Net	4,338,944	4,139,667
GUARANTEE DEPOSITS	1,264,535	2,775,450
DEFERRED TAX ASSETS—Noncurrent	636,807	678,025
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	752,774	497,645
Prepaid expenses—Noncurrent	2,633,154	2,830,608
OTHER ASSETS, net of allowance for doubtful accounts of JPY 62,800 thousand and JPY 63,557 thousand at March 31, 2014 and September 30, 2014, respectively	1,156,953	1,131,055
TOTAL	103,866,575	103,221,624

	As of March 31, 2014	As of September 30, 2014
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,400,000	9,400,000
Long-term borrowings—current portion	980,000	--
Capital lease obligations—current portion	3,753,026	3,681,036
Accounts payable—trade	11,491,666	10,529,223
Accounts payable—other	1,050,429	1,189,035
Income taxes payable	1,079,480	751,450
Accrued expenses	2,053,550	2,315,566
Deferred income—current	1,560,603	2,075,961
Other current liabilities	1,098,173	1,394,396
Total current liabilities	32,466,927	31,336,667
CAPITAL LEASE OBLIGATIONS—Noncurrent	4,603,322	4,375,986
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	2,274,540	2,393,941
DEFERRED TAX LIABILITIES—Noncurrent	1,092,863	800,539
DEFERRED INCOME—Noncurrent	2,711,347	3,229,709
OTHER NONCURRENT LIABILITIES	536,950	801,294
Total Liabilities	43,685,949	42,938,136
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock —authorized, 75,520,000 shares; issued and outstanding, 46,697,800 shares at March 31, 2014	25,497,022	25,499,857
—authorized, 75,520,000 shares; issued and outstanding, 46,701,000 shares at September 30, 2014
Additional paid-in capital	35,961,995	35,987,081
Accumulated deficit	(2,867,548)	(1,928,614)
Accumulated other comprehensive income	1,712,786	806,459
Treasury stock —758,709 shares held by the company at March 31, 2014 and September 30, 2014, respectively	(392,070)	(392,070)
Total Internet Initiative Japan Inc. shareholders' equity	59,912,185	59,972,713
NONCONTROLLING INTERESTS	268,441	310,775
Total equity	60,180,626	60,283,488
TOTAL	103,866,575	103,221,624

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For the six months ended September 30, 2013 and September 30, 2014)

Quarterly Consolidated Statements of Income
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	8,358,114	8,207,981
Internet connectivity services (consumer)	2,855,790	3,510,389
WAN services	12,618,348	11,956,408
Outsourcing services	9,778,277	10,020,847
Total	33,610,529	33,695,625
Systems integration:
Systems construction	7,151,242	7,868,714
Systems operation and maintenance	11,521,775	12,999,910
Total	18,673,017	20,868,624
Equipment sales	755,309	844,602
ATM operation business	1,358,104	1,763,367
Total revenues	54,396,959	57,172,218
COST AND EXPENSES:
Cost of network services	26,464,339	26,368,593
Cost of systems integration	15,765,185	17,940,019
Cost of equipment sales	681,162	738,497
Cost of ATM operation business	1,055,944	1,220,376
Total cost	43,966,630	46,267,485
Sales and marketing	4,162,559	4,563,106
General and administrative	3,037,201	3,673,931
Research and development	221,590	251,460
Total cost and expenses	51,387,980	54,755,982
OPERATING INCOME	3,008,979	2,416,236
OTHER INCOME (EXPENSE):
Dividend income	35,760	47,539
Interest income	12,801	11,238
Interest expense	(132,467)	(122,524)
Foreign exchange gains (losses)	139,285	(9,381)
Net gain on sales of other investments	82,852	5,317
Net gain on other investments	172,423	--
Other —net	27,965	142,961
Other income (expense) —net	338,619	75,150
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	3,347,598	2,491,386
INCOME TAX EXPENSE	1,243,173	1,074,409
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	127,358	69,233
NET INCOME	2,231,783	1,486,210
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(26,912)	(41,946)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,204,871	1,444,264

	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	42,683,242	45,942,291
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	42,734,376	46,008,298
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	85,366,484	91,884,582
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	85,468,752	92,016,596
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	51.66	31.44
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	51.59	31.39
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	25.83	15.72
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	25.80	15.70
Quarterly Consolidated Statements of Other Comprehensive Income
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
	Thousands of JPY	Thousands of JPY
NET INCOME	2,231,783	1,486,210
Comprehensive income （loss）:
Foreign currency translation adjustments	272,253	(61,286)
Unrealized holding gain (loss) on securities	178,865	(844,772)
Defined benefit pension plans	118	119
Total comprehensive income	2,683,019	580,271
Less: Comprehensive income attributable to noncontrolling interests	(26,948)	(42,334)
Comprehensive income attributable to Internet Initiative Japan Inc.	2,656,071	537,937

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the six months ended September 30, 2013 and September 30, 2014)

	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	2,231,783	1,486,210
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,238,476	4,683,596
Provision for retirement and pension costs, less payments	117,723	119,586
Provision for (reversal of) allowance for doubtful accounts	(47,200)	1,749
Gain on sales of property and equipment	--	(29,197)
Loss on disposal of property and equipment	3,616	20,618
Net gain on sales of other investments	(82,852)	(5,317)
Net gain on other investments	(172,423)	--
Foreign exchange gains, net	(88,024)	(13,497)
Equity in net income of equity method investees, less dividends received	(127,358)	(36,893)
Deferred income tax expense	169,584	230,734
Others	934	22,868
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	2,136,106	(234,475)
Decrease in net investment in sales-type lease — noncurrent	64,975	255,129
Increase in inventories	(758,645)	(393,126)
Increase in prepaid expenses	(933,077)	(719,839)
Decrease in other current and noncurrent assets	152,072	250,742
Decrease in accounts payable	(1,512,769)	(1,163,029)
Decrease in income taxes payable	(793,648)	(327,792)
Increase (decrease) in deferred income-noncurrent	(376,601)	72,070
Increase (decrease) in accrued expenses, other current and noncurrent liabilities	(527,057)	1,124,436
Net cash provided by operating activities	3,695,615	5,344,573
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,783,991)	(4,010,347)
Proceeds from sales of property and equipment	123,086	426,589
Purchase of available-for-sale securities	(33,902)	--
Purchase of other investments	(1,082,640)	(123,704)
Investment in an equity method investee	--	(50,000)
Proceeds from sales of available-for-sale securities	219,362	--
Proceeds from sales of other investments	4,000	25,502
Payments of guarantee deposits	(662,283)	(1,607,986)
Refund of guarantee deposits	7,112	33,180
Payments for refundable insurance policies	--	(22,365)
Refund from insurance policies	16,026	--
Proceeds from subsidies	--	200,000
Other	(9,250)	(25,000)
Net cash used in investing activities	(4,202,480)	(5,154,131)

	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	200,000	--
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,210,000)	(980,000)
Principal payments under capital leases	(1,972,457)	(2,082,890)
Dividends paid	(405,368)	(505,330)
Proceeds from issuance of common stock, net of issuance cost	17,271,204	--
Other	(41)	3
Net cash provided by (used in) financing activities	13,883,338	(3,568,217)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	146,285	5,385

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,522,758	(3,372,390)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	12,258,872	22,421,100
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	25,781,630	19,048,710

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	132,774	123,414
Income taxes paid	1,533,720	1,334,786

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	1,863,053	1,790,481
Facilities purchase liabilities	888,669	1,189,035
Asset retirement obligation	55,066	176,597

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	53,295,762	55,607,418
Customers	53,038,855	55,408,851
Intersegment	256,907	198,567
ATM operation business	1,358,104	1,763,367
Customers	1,358,104	1,763,367
Intersegment	--	--
Elimination	256,907	198,567
Consolidated total	54,396,959	57,172,218
Segment profit or loss:
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	2,829,032	2,021,020
ATM operation business	240,882	459,980
Elimination	60,935	64,764
Consolidated operating income	3,008,979	2,416,236

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

2nd Quarter FY2014 Consolidated Financial Results (3 months)

The following tables are highlight data of 2nd Quarter FY2014 consolidated financial results (unaudited, from July 1, 2014 to September 30, 2014).

Operating Results Summary

	2Q13	2Q14	YoY % Change
	JPY millions	JPY millions
Total Revenues:	27,956	29,620	6.0
Network Services	16,825	16,897	0.4
Systems Integration (SI)	9,981	11,411	14.3
Equipment Sales	437	378	(13.3)
ATM Operation Business	713	934	30.9
Cost of Revenues:	22,555	23,713	5.1
Network Services	13,223	13,155	(0.5)
Systems Integration (SI)	8,415	9,618	14.3
Equipment Sales	396	322	(19.0)
ATM Operation Business	521	618	18.7
SG&A Expenses and R&D	3,697	4,259	15.2
Operating Income	1,704	1,648	(3.2)
Income before Income Tax Expense	1,917	1,664	(13.2)
Net Income attributable to IIJ	1,251	953	(23.8)

Network Services Revenues Breakdown

	2Q13	2Q14	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	4,167	4,116	(1.2)
IP Service	2,587	2,484	(4.0)
IIJ FiberAccess/F and IIJ DSL/F	792	805	1.6
IIJ Mobile Service	731	771	5.4
Others	57	56	(1.1)
Internet Connectivity Service (Home Use)	1,459	1,797	23.2
Under IIJ Brand	525	933	77.7
hi-ho	759	703	(7.4)
OEM	175	161	(8.0)
WAN Services	6,308	5,971	(5.3)
Outsourcing Services	4,891	5,013	2.5
Network Services Revenues	16,825	16,897	0.4

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	2Q13	2Q14
	JPY millions	JPY millions
Adjusted EBITDA	3,871	4,020
Depreciation and Amortization	(2,167)	(2,372)
Operating Income	1,704	1,648
Other Income (Expense)	213	16
Income Tax Expense	706	722
Equity in Net Income of Equity Method Investees	62	35
Net income	1,273	977
Less: Net income attributable to noncontrolling interests	(22)	(24)
Net Income attributable to IIJ	1,251	953

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	2Q13	2Q14
	JPY millions	JPY millions
CAPEX, including capital leases	1,754	3,170
Acquisition of Assets by Entering into Capital Leases	688	1,096
Purchase of Property and Equipment	1,065	2,074

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(For the three months ended September 30, 2013 and September 30, 2014)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,167,105	4,115,551
Internet connectivity services (consumer)	1,458,531	1,796,647
WAN services	6,308,549	5,971,196
Outsourcing services	4,891,009	5,012,956
Total	16,825,194	16,896,350
Systems integration:
Systems Construction	4,187,234	4,784,395
Systems Operation and Maintenance	5,793,403	6,626,747
Total	9,980,637	11,411,142
Equipment sales	436,616	378,381
ATM operation business	713,411	934,118
Total revenues	27,955,858	29,619,991
COST AND EXPENSES:
Cost of network services	13,222,659	13,155,152
Cost of systems integration	8,415,537	9,618,186
Cost of equipment sales	396,474	321,256
Cost of ATM operation business	520,842	618,131
Total cost	22,555,512	23,712,725
Sales and marketing	2,047,534	2,287,063
General and administrative	1,536,859	1,844,582
Research and development	112,446	127,445
Total cost and expenses	26,252,351	27,971,815
OPERATING INCOME	1,703,507	1,648,176
OTHER INCOME (EXPENSE):
Dividend income	8,649	22,189
Interest income	6,955	6,321
Interest expense	(64,116)	(61,122)
Foreign exchange gains (losses)	46,666	6,118
Net gain on sales of other investments	26,932	5,317
Net gain on other investments	172,423	--
Other—net	16,060	37,029
Other income (expense) — net	213,569	15,852
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,917,076	1,664,028
INCOME TAX EXPENSE	705,754	722,156
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	61,404	35,329
NET INCOME	1,272,726	977,201
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(21,665)	(24,008)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,251,061	953,193

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	44,804,204	45,942,291
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	44,856,748	46,011,812
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	89,608,408	91,884,582
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	89,713,496	92,023,624
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	27.92	20.75
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	27.89	20.72
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	13.96	10.37
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	13.95	10.36

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended September 30, 2013 and September 30, 2014)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,272,726	977,201
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,167,716	2,371,510
Provision for retirement and pension costs, less payments	60,353	58,356
Provision for (reversal of) allowance for doubtful accounts	(35,761)	254
Loss on disposal of property and equipment	2,971	14,916
Net gain on sales of other investments	(26,932)	(5,317)
Net gain on other investments	(172,423)	--
Foreign exchange gains, net	(8,072)	(16,152)
Equity in net income of equity method investees, less dividends received	(61,404)	(2,989)
Deferred income tax expense (benefit)	(98,657)	98,332
Others	(10,471)	17,000
Changes in operating assets and liabilities:
Increase in accounts receivable	(786,378)	(2,145,722)
Decrease in net investment in sales-type lease―noncurrent	67,556	106,234
Increase in inventories	(553,097)	(125,328)
Decrease in prepaid expenses	484,823	689,105
Decrease (increase) in other current and noncurrent assets	34,858	(199,792)
Increase in accounts payable	448,979	471,094
Increase in income taxes payable	695,246	585,207
Increase in deferred income― noncurrent	73,650	151,579
Decrease in accrued expenses, other current and noncurrent liabilities	(1,388,312)	(555,917)
Net cash provided by operating activities	2,167,371	2,489,571
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,065,478)	(2,074,430)
Proceeds from sales of property and equipment	53,482	155,942
Purchase of available-for-sale securities	(21,963)	--
Purchase of other investments	(1,059,363)	(32,301)
Proceeds from sales of available-for-sale securities	219,362	--
Proceeds from sales of other investments	--	17,615
Payments of guarantee deposits	(1,310)	(71,218)
Refund of guarantee deposits	2,192	25,822
Payments for refundable insurance policies	--	(11,189)
Refund from insurance policies	16,026	--
Proceeds from subsidies	--	200,000
Other	(5,815)	(25,000)
Net cash used in investing activities	(1,862,867)	(1,814,759)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	200,000	--
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,210,000)	(980,000)
Principal payments under capital leases	(991,296)	(1,079,066)
Proceeds from issuance of common stock, net of issuance cost	17,271,204	--
Net cash provided by (used in) financing activities	15,269,908	(2,059,066)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(69,242)	11,917

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,505,170	(1,372,337)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	10,276,460	20,421,047
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	25,781,630	19,048,710

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the six months ended September 30, 2014 ("1H14") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Six Months Ended September 30, 2014
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

November 7, 2014

Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki-houkokusho) to Japan's regulatory organization: November 14, 2014
Scheduled date for interim dividend payment: December 8, 2014	Supplemental material on quarterly results: Yes
Presentation on quarterly results: Yes (for institutional investors and analysts)
(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Six Months Ended September 30, 2014
(April 1, 2014 to September 30, 2014)

(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Six months ended September 30, 2014	57,172	5.1	2,416	(19.7)	2,491	(25.6)	1,444	(34.5)
Six months ended September 30, 2013	54,397	6.4	3,009	(7.8)	3,348	5.4	2,205	9.9

(Note1) Total comprehensive income attributable to IIJ
Six months ended September 30, 2014: JPY538 million (down 79.7% YoY)
Six months ended September 30, 2013: JPY2,656 million (up 33.0% YoY)

(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Six months ended September 30, 2014	31.44	31.39
Six months ended September 30, 2013	51.66	51.59

(2) Consolidated Financial Position

	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
As of September 30, 2014	103,222	60,283	59,973	58.1
As of March 31, 2014	103,867	60,181	59,912	57.7

2. Dividends

	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2014	--	11.00	--	11.00	22.00
Fiscal Year Ending March 31, 2015	--	11.00
Fiscal Year Ending March 31, 2015 (forecast)			--	11.00	22.00

(Note1) Changes to the latest forecasts released: No

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2015
(April 1, 2014 through March 31, 2015)

									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2015	122,000	6.8	6,500	13.6	6,500	3.6	4,000	(10.0)	87.07

(Note1) Changes to the latest forecasts released: Yes

* Notes

(1) Changes in Significant Subsidiaries for the six months ended September 30, 2014
(Changes in significant subsidiaries for the six months ended September 30, 2014 which resulted in changes in scope of consolidation): No

(2) Application of simplified or exceptional accounting: No

(3) Changes in Significant Accounting and Reporting Policies for the Consolidated Financial Statements
1) Changes due to the revision of accounting standards: No
2) Others: No

(4) Number of Shares Outstanding (Shares of Common Stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of September 30, 2014:	46,701,000 shares
As of March 31, 2014:	46,697,800 shares
2) The number of treasury stock:
As of September 30, 2014:	758,709 shares
As of March 31, 2014:	758,709 shares
3) The weighted average number of shares outstanding:
For the six months ended September 30, 2014:	45,942,291 shares
For the six months ended September 30, 2013:	42,683,242 shares
CONTACT: For inquiries, contact:
         IIJ Investor Relations
         Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp